Exhibit 99.2

Grant of Awards under Long Term Incentive Plan and Share Options under Share Option Scheme

Hong Kong, Shanghai, & Florham Park, NJ: Monday, March 29, 2021: Hutchison China MediTech Limited (“HUTCHMED”) (Nasdaq/AIM: HCM) announces that on March 26, 2021, it granted conditional awards (“LTIP Awards”) under the Long Term Incentive Plan adopted by HUTCHMED in 2015 (“LTIP”) and share options under the Share Option Scheme adopted by HUTCHMED in 2015 as refreshed in April 2020 (the “Share Option Scheme”).

1. Performance-related LTIP Award for the HUTCHMED Financial Year 2021 (“Performance LTIP”) – award based on a maximum cash amount, which amount is determined by the achievement of performance targets for the financial year ending 31 December 2021.  The performance targets will be determined by the Remuneration Committee of HUTCHMED based on the strategic objectives of HUTCHMED.

The Shares, to be purchased by the Trustee following determination of the cash amount based on actual achievement of performance targets, will then be held by the Trustee until the underlying LTIP Awards are vested.  Vesting will occur two business days after the date of announcement of the annual results of HUTCHMED for the financial year ending December 31, 2023.  Vesting will also depend upon the continued employment of the award holder with the HUTCHMED group and will otherwise be at the discretion of the Board of Directors of HUTCHMED.

HUTCHMED has granted the following LTIP Awards for the Performance LTIP to the following PDMRs:

Award Holder	Maximum amount for the Performance LTIP

Mr Christian Hogg (Executive Director and Chief Executive Officer)	US$1,616,538
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	US$657,211
Dr Weiguo Su (Executive Director and Chief Scientific Officer)	US$1,622,123

An additional 585 employees of HUTCHMED and its subsidiaries have simultaneously been granted LTIP Awards under the Performance LTIP.

2. Share Option Scheme

HUTCHMED granted share options under its Share Option Scheme to 147 employees to subscribe for a total of 8,279,900 Ordinary Shares represented by 1,655,980 American Depositary Shares (“ADSs”) (each equating to five Ordinary Shares) subject to the acceptance of the grantee.  Details of such share options granted prescribed are as follows:

Date of grant	:	March 26, 2021
Exercise price of share options granted	:	US$27.94 per ADS
Number of share options granted	:	8,279,900 represented by 1,655,980 ADSs (five share options shall entitle the holder thereof to subscribe for one ADS)
Closing market price of ADSs on the date of grant	:	US$27.66 per ADS
Validity period of the share options	:	From March 26, 2021 to March 25, 2031

Among the share options granted, a total of 1,391,800 share options represented by 278,360 ADSs were granted to Mr Christian Hogg, Dr Weiguo Su and Mr Johnny Cheng (Executive Directors of the Company), being persons discharging managerial responsibility under the EU Market Abuse Regulation as follows:-

Grantee	Number of share options granted

Mr Christian Hogg (Executive Director and Chief Executive Officer)	868,900 Ordinary Shares represented by 173,780 ADSs
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	240,500 Ordinary Shares represented by 48,100 ADSs
Dr Weiguo Su (Executive Vice President and Chief Scientific Officer)	282,400 Ordinary Shares represented by 56,480 ADSs

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

(a)	Mr Christian Hogg

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Christian Hogg
2	Reason for the notification
a)	Position/status	Executive Director and Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Option over American Depositary Share (each equating to five Ordinary Shares of US$0.10) Option over American Depositary Share with ADS ISIN: US44842L1035
b)	Nature of the transaction

Grant of options in respect of 868,900 Ordinary Shares represented by 173,780 ADSs under the Share Option Scheme.

The share options granted are exercisable subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the effective date of grant.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	173,780

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2021-03-26
f)	Place of the transaction	Outside a trading venue

(b)	Mr Johnny Cheng

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Johnny Cheng
2	Reason for the notification
a)	Position/status	Executive Director and Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Option over American Depositary Share (each equating to five Ordinary Shares of US$0.10) Option over American Depositary Share with ADS ISIN: US44842L1035
b)	Nature of the transaction

Grant of options in respect of 240,500 Ordinary Shares represented by 48,100 ADSs under the Share Option Scheme.

The share options granted are exercisable subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the effective date of grant.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	48,100

d)	Aggregated information - Aggregated volume - Price	N/A
	Date of the transaction	2021-03-26

e)
f)	Place of the transaction	Outside a trading venue

(c)	Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Option over American Depositary Share (each equating to five Ordinary Shares of US$0.10) Option over American Depositary Share with ADS ISIN: US44842L1035
b)	Nature of the transaction

Grant of options in respect of 282,400 Ordinary Shares represented by 56,480 ADSs under the Share Option Scheme.

The share options granted are exercisable subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the effective date of grant.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	56,480

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2021-03-26
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has advanced ten cancer drug candidates from discovery into clinical studies around the world and has an extensive commercial infrastructure in its home market of China.  For more information, please visit: www.hutch-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission and on AIM.  HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500